PRESS RELEASE

Aya Gold & Silver Added to the VanEck Gold Miners ETF (GDX)

Montreal, Quebec, June 16, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Company”), a Canadian precious metals mining company with assets in the Kingdom of Morocco, is pleased to announce that it will be added to the VanEck Gold Miners ETF (“GDX”), effective at the close of trading on June 19, 2026, in connection with the GDX’s recent quarterly rebalance.
The GDX is widely followed by institutional and retail investors and serves as a key benchmark for precious metals mining equities. The index includes many of the world's largest and most liquid publicly traded gold and silver mining companies.
“Our inclusion in the GDX is a significant corporate milestone for Aya and reflects the substantial value we have created over the past 18 months through the successful expansion of Zgounder, strong growth in production and cash flow, and the continued advancement of Boumadine,” commented Benoit La Salle, President and CEO of Aya. “We believe this inclusion will enhance the liquidity and visibility of our shares while increasing awareness among a broader global investor base. It is a testament to the quality of our assets, the dedication of our team, and the continued support of our shareholders as we execute on our strategy, creating long-term value.”
Additional information on the GDX can be found on the VanEck website at: vaneck.com/us/en/investments/gold-miners-etf-gdx/.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Company has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a sizable mineralized footprint, and potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.

Or contact
Benoit La Salle, FCPA, MBA
President & CEO
benoit.lasalle@ayagoldsilver.com

Alex Ball
VP, Corporate Development & IR alex.ball@ayagoldsilver.com

Forward-Looking Statements
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Company’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, "goal", “guidance”, “intend”, “objective”, “plan”, "potential", “strategy”, "target", and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: Aya's inclusion to the GDX and timing thereof, Aya’s inclusion to GDX enhancing the liquidity and visibility of Aya shares while increasing awareness among a broader global investor base; the continued support of Aya shareholders as Aya executes on its strategy, creating long-term value; the Company's mining assets development and expansion potential, including focus on expanding its resource base and land package along the Anti-Atlas fault; Boumadine's potential for further discovery; the anticipated completion of the Boumadine feasibility study; the Company's being guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include without limitation, assumptions regarding Aya's continuing to satisfy all applicable criteria for inclusion in the GDX; GDX index methodology, eligibility criteria and rebalancing schedule remaining substantially unchanged; assumptions pertaining to development and exploration activities; and the Company's ability to execute on its plans. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Some of the risks the Company faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: The risk that Aya's inclusion in the GDX index does not occur or is delayed due to changes in the index methodology, eligibility criteria or rebalancing schedule; and Aya's failure to maintain the applicable quantitative thresholds to be included to the GDX. Risks and uncertainties are more fully described in the detailed risk discussion in the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2025, filed on SEDAR+ and on EDGAR, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Company’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Company qualifies all of its forward-looking statements by these cautionary statements.